Exhibit 99.1

H World Group Limited Announces Voting Results of 2026 Annual General Meeting

SINGAPORE and SHANGHAI, June 26, 2026 (GLOBE NEWSWIRE) -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a key player in the global hotel industry, today announced that the 2026 annual general meeting of the Company (the “AGM”) was held on June 26, 2026. During the AGM, the following proposed resolutions were duly passed:

1.	the ordinary resolution as set out in the notice of the AGM dated May 11, 2026 (the “Notice of AGM”) regarding the ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2026 and the authorization for the directors of the Company to determine the remuneration of the auditor;

2.	the ordinary resolution as set out in the Notice of Annual General Meeting regarding the authorization of the re-election of Mr. Justin Martin Leverenz (appointed by the board of directors of the Company on August 15, 2025) as a director of the Company;

3.	the ordinary resolution as set out in the Notice of Annual General Meeting regarding the authorization of the re-election of Ms. Yi Zhang (alias Bonnie Yi Zhang) (appointed by the board of directors of the Company on August 15, 2025) as an independent director and the chairwoman of the audit committee of the Company; and

4.	the ordinary resolution as set out in the Notice of AGM regarding the authorization of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit and to attend to any necessary registration and/or filing for and on behalf of the Company.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2026, H World operated 13,215 hotels with 1,303,563 rooms in operation in 21 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Grand JI Hotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGO, Manxin Hotel, Madison Hotel, MAXX Hotel, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icons and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes L&O and M&F models. Under the L&O model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2026, H World operated 7 percent of its hotel rooms under the L&O model, and 93 percent under the M&F model.

For more information, please visit H World’s website: https://ir.hworld.com.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com